Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Corporation

Lorus Therapeutics Inc. (“Lorus” or the “Company”)
2 Meridian Road
Toronto, Ontario
M9W 4Z7 Canada

Item 2. Date of Material Change

August 8, 2008.

Item 3. News Release

The press release reporting the material change was issued on August 8, 2008 in Toronto, Ontario via Marketwire, a copy of which is attached hereto as Schedule “A”.

Item 4. Summary of Material Change

Lorus announced that it had completed its previously announced rights offering to eligible shareholders raising total gross proceeds of $3.71 million.

Item 5. Full Description of Material Change

On August 8, 2008 Lorus announced that it had completed its previously announced rights offering to eligible shareholders raising total gross proceeds of $3.71 million.

Under the rights offering, investors subscribed for 28,538,889 units of the company at a price of $0.13 per unit.  Each unit consisted of a common share and one half-purchase warrant.  As a result of the rights offering, Lorus will issue 28,538,889 common shares and 14,269,444 purchase warrants exercisable into an equal number of common shares at a price of $0.18 per common share expiring on August 7, 2010.

The net proceeds raised in this rights offering will be used to continue the research and development of Lorus’ anticancer drugs.

Item 6. Reliance on Section 85(2) of the Securities Act

This report in not being filed on a confidential basis.

Item 7. Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. Senior Officer

Elizabeth Williams, Director of Finance and Administration, Acting CFO
416-798-1200

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

/s/ Elizabeth Williams
Elizabeth Williams, Director of Finance and Administration, Acting CFO

Dated: August 12, 2008

NEWS RELEASE

Lorus Therapeutics Successfully Completes Rights Offering,
Raising $3.71 Million

TORONTO, CANADA, August 8, 2008 - Lorus Therapeutics Inc. (TSX: LOR, AMEX: LRP) (“Lorus”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced that it has successfully completed its rights offering to eligible shareholders raising total gross proceeds of $3.71 million.

Under the rights offering, investors subscribed for 28,538,889 units of the company at a price of $0.13 per unit.  Each unit consists of a common share and one half-purchase warrant.  As a result of the rights offering Lorus will issue 28,538,889 common shares and 14,269,444 purchase warrants exercisable into an equal number of common shares at a price of $0.18 expiring on August 7, 2010.

“We greatly appreciate the support that our shareholders demonstrated with the successful completion of this rights offering,” stated Dr. Aiping Young, President & CEO of Lorus. “The capital raised in this rights offering will strengthen our financial position and allow Lorus to continue pursuing the research and development of its anticancer drugs.”

Lorus' transfer agent is in the process of distributing units to those shareholders who participated in the rights offering, either directly or through their brokers.

Information for United States Shareholders
This news release does not constitute an offer to sell or the solicitation of an offer to buy and of these securities in the United States. Securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended, and applicable state securities laws, or an available exemption from such registration requirements.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward looking statements could include, among others: the actual number of shares to be issued in the future as a result of warrant exercised; use of proceeds of the Rights Offering; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.  For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

Enquiries:
For further information, please contact:

Lorus Therapeutics Inc.
Dr. Saeid Babaei, 416-798-1200 ext. 490; ir@lorusthera.com